FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 29, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for May 29, 2007 and incorporated by reference herein is the Registrant’s immediate report dated May 29, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: May 29, 2007

MAJOR NORTH AMERICAN RETAIL CHAIN TO SIGNIFICANTLY REDUCE
OPERATIONAL COSTS AND MAINTENANCE FEES WITH BLUEPHOENIX’S VALUE
DRIVEN LEGACY MODERNIZATION

Successful Completion of Strategic DBMS and Application Migration Project
Enables Company to Provide Better Support and Services to Millions of Customers

Cary, N.C. – May 29, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value driven legacy modernization, announced today that it has successfully completed a strategic database and application migration project for a major North American retail chain.

The project, with an expected payback period of one year, is expected to significantly reduce operational costs and maintenance fees, while enabling the company to better support and service millions of customers. It will also reduce the company’s reliance on legacy systems and the associated diminishing skill set.

The company is a major specialty retailer chain that sells its merchandise across the U.S. and Canada via stores, catalogue and online sales. Its employees access thousands of records daily, from customer and warehousing databases, in support of millions of customers. In order to maintain high standards of support and service to its customer base, it is crucial that information be readily available.

Leading up to the decision to enter into the strategic migration project, the company faced numerous challenges including issues with regards to information storage and retrieval in multiple locations for online and in-house customer order entry, order billing, purchasing, customer order tracking and returned merchandise. In addition, they needed to improve responsiveness to changing business needs, costs of maintaining the legacy systems and the lack of skilled employees to maintain and support these systems.

As part of this project, critical customer and warehousing information previously stored in legacy IDMS, was migrated to DB2. The migration project started with a global assessment to identity the scope and inventory of existing applications and to develop a modernization roadmap. Bluephoenix then converted the application code and JCL identified in the detailed analysis phase, from COBOL/IDMS to COBOL/DB2 and tested all modules.

“It was a pleasure working together with and supporting a major retail chain,” said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions. “Quick unimpeded access to vital customer and business information is crucial to the company’s service delivery model. BluePhoenix worked closely with the company to determine the modernization roadmap that was right for it, and then to implement the database and application migration project in a non-obtrusive fashion without any business disruptions.”

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com

OR

Elyse Familant
GCC, Inc.
1 978-725-3637
elysef@gccpr.com